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                                March 17, 2023

       Joseph W. Turner
       Chief Executive Officer
       Ministry Partners Investment Company, LLC
       915 West Imperial Highway, Suite 120
       Brea, CA 92821

                                                        Re: Ministry Partners
Investment Company, LLC
                                                            Post-Effective
Amendment No. 4 to Registration Statement on Form S-1
                                                            Filed March 3, 2023
                                                            File No. 333-250027

       Dear Joseph W. Turner:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 4 to Form S-1 filed March 3, 2023

       Risk Factors
       We may face potential claims from certain holders of our 2021 Class A Notes, page 24

   1. We note your response to comment 1 and reissue in part. It appears that the amount of contingent liability
related to this matter is $26.9 million. In your response letter you state that the contingent
liability is less than that amount, however, your rationale does not appear to have a basis
in Section 5 of the Securities Act. In this risk factor, please disclose the contingent
liability amount of $26.9 million related to your rescission risk. Additionally,
please reconsider the last sentence of this risk factor in light of the
                                                        $26.9 million
contingent liability amount, as it appears from your response letter that this sentence was based on a
lesser amount. If you continue to believe that the last sentence of this risk factor is
correct in light of the $26.9 million contingent liability amount, please
 Joseph W. Turner
Ministry Partners Investment Company, LLC
March 17, 2023
Page 2
      provide us your analysis as to why this is the case.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at
(202) 551-3601
with any other questions.



                                                             Sincerely,
FirstName LastNameJoseph W. Turner
                                                    Division of Corporation
Finance
Comapany NameMinistry Partners Investment Company, LLC
                                                    Office of Finance
March 17, 2023 Page 2
cc:       Randy Sterns, Esq.
FirstName LastName